Filed by: Gaz de France
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: June 17, 2008
On June 17, 2008, Gaz de France issued the following press release.
Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment shares (or the shares of any company holding the Suez Environment shares) have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.
In connection with the proposed transactions, the required information document has been filed with, and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States, and for this purpose, has filed on June 16, 2008, with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 , which includes a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. Investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008

(under no: R.08-0056) and any update thereto and in the Form F-4 filed with the SEC on June 16, 2008, as well as any other documents filed by Gaz de France with the SEC; and in the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08/126), the prospectus relating to Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.
* * * *

US Securities and Exchange Commission
declares effective registration statement on Form F-4
Paris, 17 June 2008 — Gaz de France announces that the US Securities and Exchange Commission (SEC) has declared effective its registration statement on Form F-4 for the registration of its shares under the US Securities Act of 1933 relating to the proposed merger of Gaz de France and Suez.
Meetings of shareholders of Suez and Gaz de France to approve the merger are scheduled for July 16, 2008, and the merger is scheduled to take place on July 22, 2008, immediately after the spinoff of 65% of the shares of Suez Environment Company to shareholders of Suez. The name of the company after the merger will be GDF SUEZ.
Gaz de France will also be establishing an American Depositary Receipt (ADR) program through Citibank, as Depositary, which will replace the ADR program for Suez’s shares and be in effect as from the merger. In connection with this ADR program, Citibank and Gaz de France will file a registration statement on Form F-6 under the US Securities Act of 1933.
Copies of the documentation are available at the headquarter of Gaz de France (23, rue Philibert Delorme — 75017 Paris). The documentation may also be reviewed on the Internet sites of the SEC (www.sec.gov) and Gaz de France (www.gazdefrance.com) .
Group profile:
The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:	Investor relations contact:
Jérôme Chambin	Brigitte Roeser Herlin
Tel: +33 1 47 54 24 35	Tel: +33 1 47 54 77 25
E-mail: jerome.chambin@gazdefrance.com	E-mail: GDF-IR-TEAM@gazdefrance.com

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME — 75840 PARIS CEDEX 17

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Important Information:
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France, SUEZ and SUEZ Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorité des marchés financiers (AMF). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the merger in the U.S. and for this purpose filed with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which includes a prospectus. Investors are strongly advised to read the information documents that have been filed with or certified by the AMF, the prospectus, and the U.S. registration statement and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments, if any, and/or supplements, because they will contain important information. Investors may obtain free copies of the U.S. registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france.org or directly from Gaz de France, SUEZ and SUEZ Environnement Company at www.gazdefrance.com; www.suez.com or www.suez-environnement.com.
Forward-Looking statements:
This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of SUEZ, Gaz de France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de France and SUEZ Environnement Company with the AMF, including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n°: 08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127). Investors and holders of Gaz de France, SUEZ or SUEZ Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME — 75840 PARIS CEDEX 17